Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 24, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

24 November 2004

US Court finds against Gold Fields

On 5 November 2004, Gold Fields brought an action in the United States District Court for the Southern District of New York (the “Court”) seeking an injunction against Harmony’s early settlement offer for 34.9% of Gold Fields’ shares, alleging that, inter alia:

•	Harmony had entered into purported undisclosed concert party type agreements with Norilsk;

•	Harmony’s offers were coercive;

•	Harmony had published in the US misleading gold reserves figures; and

•	Harmony had omitted certain other information from its public documentation.

Shareholders should be aware that, even prior to the Court’s decision, Gold Fields had abandoned all of its allegations, including those relating to alleged concert party type arrangements between Harmony and Norilsk and that Harmony’s offers were coercive, except for the allegation relating to Harmony’s disclosure of its gold reserves.

The case was heard on Wednesday 17 November 2004. On Tuesday 23 November 2004, the Court ruled in favour of Harmony. In particular the Court noted Gold Fields’ failure to challenge Harmony’s evidence and that Gold Fields’ own expert witness agreed that Harmony’s gold reserve estimate was “justified”. The Court also noted that Chris Thompson (Chairman of Gold Fields) admitted that he had failed to read Harmony’s primary offer documentation prior to Gold Fields making its allegations.

This judgement represents the latest in what Harmony considers to be Gold Fields’ campaign of frivolous litigation, which is aimed solely at attempting to divert Gold Fields’ shareholders attention away from the value contained in Harmony’s full and fair offers and to frustrate the ability of Gold Fields shareholders to assess the offers on their merits. In particular, Harmony is astonished that, given the decision by Gold Fields not to pursue its concert party allegations in the US Court, Gold Fields is continuing to pursue this matter with the SRP and the Competition Appeal Court in South Africa,

despite the Executive Director of the SRP and then the Executive Committee of the SRP, on appeal, as well as the Competition Tribunal having already ruled against them.

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4 (which was declared effective by the Securities and Exchange Commission (SEC) on November 19, 2004) and filed a final prospectus, dated November 19, 2004, with the SEC pursuant to Rule 424(b)(5) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus, the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the final prospectus, related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.